April 16, 2009
Mr. Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Callidus Software Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 12, 2009 File No. 000-50463
Dear Mr. Shuman,
We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated April 6, 2009 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.
The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 9A. Controls and Disclosures
Management’s Annual Report on Internal Control Over Financial Reporting, page 49
1.	We note that during the quarter ended September 30, 2008, you determined the presence of certain misstatements in the financial statements relating to fiscal year 2007 that have been since corrected. Tell us what consideration your chief executive officer and chief financial officer gave to those misstatements in reaching their conclusion as to the effectiveness of your disclosure controls and procedures. Tell us whether the errors arose due to the existence of a material weakness and whether any changes were made in the company’s internal control over financial reporting in the fourth quarter of 2008 to address any material weaknesses.
Our Response: During the quarter ended September 30, 2008, we determined that license revenue was overstated by $600,000 during the quarter ended September 30, 2007 as a result of one customer inadvertently not being provided access to all elements of the software that was delivered. As soon as the customer advised us of the error in the third quarter of 2008, we provided access to that additional software. However, based on these circumstances, a revenue recognition criterion for the sale was not actually met until the quarter ended September 30, 2008, rather than when we originally stated it. In addition, we determined that certain accrued expenses were understated by $88,000 as a result of a foreign currency transaction loss that should have been recorded during the three and twelve months ended December 31, 2007.
Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 by first determining if the misstatements were of a material magnitude as described below.
Our management defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Our management considered the provisions of the Commission’s Staff Accounting Bulletin No. 99 — Materiality for both quarterly and annual periods in arriving at our conclusion as to whether the misstatements were material. Our management also applied the FASB’s concept of materiality from Statement of Financial Accounting Concepts No. 2 – Qualitative Characteristics of Accounting Information, which states:
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
Within this context, our management considered both quantitative and qualitative factors for the misstatements both individually and in aggregate. Quantitative considerations included the errors as a percent of revenues, as a percent of net loss, and the impact on reported earnings per share. Qualitative considerations included the impact on earnings trends and whether the Company met or did not meet analyst’s expectations. We further advise the Staff that the foregoing differences would have been 6% of the previously reported net loss for the year ended December 31, 2007. The impact of correcting the errors with respect to 2008 in total was 5% of the 2008 net loss.

Qualitative considerations included each of the following:
1.	Does the misstatement arise from items that can be precisely measured or are part of an estimate? The misstatements arose from items that can be precisely measured.

2.	Does the misstatement result in a change of earnings trend or other trends? The company remained in a significant loss position in fiscal year 2007 and fiscal year 2008 whether or not these misstatements were corrected. Therefore, we did not believe that these errors result in a change in earnings or other trends.

3.	Does the misstatement result in a failure to meet analysts’ consensus expectations? The misstatement did not conceal a failure to meet analysts’ expectations. Our analysts focus on revenue, net loss and EPS.
a.	Revenue – The misstatements represented 1% of fiscal year 2007 previously reported revenue and 1% of fiscal year 2008 reported revenue. The impact to revenue in the related periods is between 0% and 3% and did not allow the company to meet, exceed or miss analysts’ revenue expectations in any period impacted.

b.	Net Loss – As noted above, the errors did not change the trend in net loss, as the company remained in a net loss for all of the periods impacted. The impact of these errors did not allow the company to meet, exceed or miss analyst earnings expectations in any period impacted.

c.	EPS – The misstatements represented $0.02 for both fiscal year 2007 and fiscal year 2008 EPS. However, in no period did the change in EPS allow the company to meet, exceed or miss analyst EPS expectations.
We did not believe that the fluctuations above were significant, given the company has a history of net losses over the past few years, the misstatement did not change any trends or change the loss to income, the company did not provide EPS guidance, and we believe revenue has been a more closely monitored financial metric given the history of losses at Callidus.

4.	Does the misstatement change income to a loss or a loss into income? The misstatements did not change income to a loss or a loss into income for fiscal year 2007 or fiscal year 2008.

5.	Does the misstatement have impact on segment information and related trends? The misstatement did not concern a particular segment of our business as we only have one operating segment. In addition, substantially all of the company’s losses are generated in the United States where these adjustments were made.

6.	Does the misstatement affect compliance with regulatory requirements? The misstatement did not affect the registrant’s compliance with regulatory requirements.

7.	Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements? The misstatement did not affect the registrant’s compliance with loan covenants or other contractual requirements.

8.	Does the misstatement have the effect of increasing management’s compensation? The misstatement did not affect management’s compensation.

9.	Does the misstatement conceal an unlawful act? The misstatements were the result of correcting prior period entries that were subsequently determined to be made in error. There was no indication of fraud.
Our management also considered paragraph 29 of Accounting Principles Board (APB) Opinion No. 28 – Interim Financial Reporting which states:
In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.
After considering both the quantitative and qualitative factors discussed above, as well as the guidance in paragraph 29 of APB Opinion No. 28, our management determined that the amounts were not material to the years ended December 31, 2007 or 2008. However, in accordance with APB No. 28, the nature of the errors and their impact to the current reporting period and the prior reporting periods were disclosed both in the Notes to Condensed Consolidated Financial Statements, Footnote 1 in the quarter ended September 30, 2008.
After concluding that the misstatements were not material, the chief executive officer and chief financial officer next evaluated the severity of the internal control deficiencies that allowed the misstatements to occur to determine if a material weakness existed. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Under this assessment, our management reviewed all other transactions that occurred in 2007 and 2008 subject to these controls and noted no other instances of failure. Additionally, management noted no fraud and restatement of previously issued financials was not necessary. As a result, management concluded these misstatements did not arise from the existence of any material weaknesses.
Although management determined that the misstatements did not result from the existence of a material weakness, we did make changes in the company’s internal controls over financial reporting in the fourth quarter of 2008 to address these misstatements and to prevent a recurrence of these issues.
2.	In future filings, please provide a statement in the management’s annual report on internal control over financial reporting that the registered public accounting firm that audited the financial statements included in the Form 10-K has issued an attestation report on the company’s internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

Our Response: We agree with the Commission’s request. In future filings, we will include the following statement per Item 308(a)(4) of Regulation S-K in the Management’s Annual Report on Internal Control Over Financial Reporting: “Our independent registered public accounting firm, KPMG LLP, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2008, which is included following this report.”
Exhibits
3.	We note that you filed the two merger agreements in connection with the acquisition of Compensation Technologies LLC and Compensation Management Services LLC in a Form 8-K filed on January 15, 2008 which is incorporated by reference in this filing, but did not file the relevant schedules and exhibits to those agreements. It appears that Exhibits A (Achievement of Milestone 2) to both agreements may be relevant to your disclosure relating to contingent payments in Note 2 to the financial statements. Please provide the schedules and exhibits as part of your response letter and tell us why you have determined that these schedules and exhibits do not need to be filed pursuant to Item 601(b)(2) of Regulation S-K.
Our Response: In assessing the acquisition of Compensation Technologies (“CT”) and Compensation Management Services (“CMS”), we determined that the schedules and exhibits related to Milestone 2 did not require filing. In making this determination, we considered various facts including the all-in purchase price for the businesses (assuming all contingencies were fully earned) and whether any amounts were ultimately earned under Milestone 2. As described below, based on these factors we determined that the acquisitions, the amounts potentially payable under Milestone 2, and the fact that no amounts were actually paid under Milestone 2, made the filing of these schedules and exhibits unnecessary.
In conducting our review of the acquisitions, we reviewed Rule 1-02(w) of Regulation S-X which defines a “significant subsidiary” as an entity that meets any of the conditions set forth in subsections (1) through (3) thereof. Under subsections (1) through (3), whether a subsidiary is considered significant is determined based on a review of our last fiscal year and whether an applicable 10 percent threshold is met or exceeded. Under Rule 1-02(w)(1), (2), and (3), the comparative thresholds are, respectively, (i) our investments or advances (including its consolidated subsidiaries) in the subsidiary, (ii) our assets in the subsidiary, and (iii) our equity in the income from continuing operations. In the case of business combinations, the threshold for significance is increased under each of the foregoing subsections from 10 percent to 20 percent pursuant to Rule 11-01(b)(1) of Regulation S-X.
In considering the acquisitions of CT and CMS, the all-in purchase price for both entities, assuming all contingencies were fully earned, was $13.3 million. As set forth in our financial statements, our net assets and revenues in 2007 were approximately $87 million and $102 million, respectively. Accordingly, the $13.3 million all-in purchase price was below the 20 percent threshold of Rule 11-01(b)(1).

Additionally, the contingent payments set forth in Milestone 2 in connection with the acquisitions of CT and CMS were only payable on the achievement of certain revenue growth and earnings targets for our services business as of December 31, 2008. We did not consider the amount of these payments material to an investment decision. Further, in our review of 2008 performance, we determined that none of the thresholds under Milestone 2 were achieved and as a result, no payment was actually made under Milestone 2. For these reasons, in our assessment, no additional filings were required under Item 601(b)(2) of Regulation S-K.
4.	We note that you have filed or incorporated by reference the forms of several agreements rather than the individual agreements. For example, you filed the form of executive change of control agreement as Exhibit 10.7 rather than filing the executed agreements with each executive. In accordance with instruction 2 to Item 601 of Regulation S-K, please file a schedule identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.
Our Response: We listed and filed forms of documents with our Form 10-K including a form of Executive Change of Control Agreement (Exhibit 10.7), and Offer Letter for Executive Officers (Exhibit 10.10). For the Executive Change of Control Agreements executed by each of our named executive officers, there is no material difference between the signed agreements and the form of document filed. As such, we determined that filing the executed agreements or a schedule setting forth the material differences was unnecessary.
With regard to the form of Offer Letter for Executive Officers, to the extent there are material differences between the form and the executed agreements, the executed agreements have previously been filed. See for example, Exhibit 10.11 (Employment Agreement with Ronald J. Fior), Exhibit 10.14 (Offer of Employment for Robert Conti), Exhibit 10.19 (Amendment dated November 30, 2007 to Offer Letter Between Callidus Software Inc. and Leslie J. Stretch). As such, the Company determined that a schedule or other additional filings were not required.
5.	Please tell us why you believe that you are not required to file the service agreement with Saama Technologies, Inc., the service agreement with The Alexander Group, and the operating lease agreement with CCT Properties LLC pursuant to Item 601(b)(10) of Regulation S-K. It appears that these agreements are related party agreements not made in the ordinary course of business. Please provide us with copies of these agreements with your response letter.

Our Response: After review, we determined that it was unnecessary to file the agreements with Saama Technologies (“Saama”), The Alexander Group (“Alexander”) and CCT Properties in that each was immaterial to our business and each was entered into in the ordinary course of business by us (or in the case of the lease agreement with CCT Properties, by CT and CMS prior to the acquisition).
The agreements with Saama and Alexander provide us with certain engineering and technical support services from time to time. All of the services provided by Saama and Alexander are related to our development, maintenance and installation of our software products either for us directly or, more often, as a subcontractor to our services group on behalf of our customers. We currently have more than 60 agreements with other vendors for substantially similar services. For services rendered by Saama, the Company incurred expenses of approximately $227,000 for 2008, which was less than 0.3 percent of our 2008 revenues.  For services rendered by Alexander, the Company incurred expenses of approximately $553,000 for 2008, which was less than 0.6 percent of our 2008 revenues.
The agreement with CCT Properties is a lease for general commercial office property assumed by us in connection with the acquisition of CT and CMS. We have continued to use these facilities as one of our satellite offices after the acquisition. The lease of these facilities cost $202,000 in 2008, which was less than 0.2 percent of our 2008 revenues. Moreover, in November 2008, we negotiated an amendment to the CCT Properties lease thereby reducing the monthly rent to less than $150,000 annually effective as of January 1, 2009.
Additionally, although each of the above-referenced agreements was entered into in the ordinary course of business, we also considered Item 601(b)(10)(ii) and noted that no director, officer or applicable security holder was a party to any of the agreements, we are not substantially dependent on any of the agreements, and we do not consider the CCT Properties lease material to our existing or future operations.
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Ronald J. Fior, our Chief Financial Officer, at (408) 808-6518.
Sincerely yours,
/s/ Ronald J. Fior
Ronald J. Fior
Chief Financial Officer,
Senior Vice President, Finance and Operations